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UNITEDSTATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32004

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2006___ AND ENDING___December 31, 2006___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11225 College Blvd., Suite 100

(No. and Street)

PROCESSED

Overland Park,   Kansas   66210   **MAR 1 2 2007**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   **THOMSON
FINANCIAL**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.

(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460   Merriam   Kansas   66204
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED

FEB 2 7 2007

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Maryann Lamb_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of _____December 31_____, 20__06___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Notary Public - State of Kansas
TARA L. SCHROEDER,
My Appointment Expires 11/27/09

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

* * * * *

**REPORT ON AUDIT OF
FINANCIAL STATEMENTS**

DECEMBER 31, 2006 and 2005



CONTENTS

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

We have audited the accompanying statements of financial condition of Wealth Monitors, Inc., as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cochran Head Vick & Co., P.A.

February 13, 2007

WEALTH MONITORS, INC.

Statements of Financial Condition

December 31, 2006 and 2005

		2006	2005
Assets			
Current assets:			
Cash and cash equivalents	$	148,260	229,939
Marketable securities at fair value (cost $1,256,813			
and $1,122,675, respectively)		1,828,284	1,613,960
Commissions receivable		44,558	65,308
Income taxes receivable		-0-	41,675
Other receivables		41,582	2,744
Prepaid expense		7,956	8,878
Total current assets		2,070,640	1,962,504
Plant and equipment:			
Office furniture and equipment		60,531	55,129
Vehicles		8,077	8,077
Mailing list		17,751	17,751
Total plant and equipment		86,359	80,957
Less accumulated depreciation		85,560	79,460
Net plant and equipment		799	1,497
Other assets-deposits		4,501	4,501
Total assets	$	2,075,940	1,968,502
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and other liabilities	$	6,131	6,277
Income taxes payable		11,970	-0-
Commissions payable		107,992	167,116
Total liabilities		126,093	173,393
Deferred income taxes		194,300	167,037
Stockholders' equity:			
Common stock, $0.01 par value			
Authorized - 1,000,000 shares			
Issued and outstanding - 200,000 shares		2,000	2,000
Additional paid-in capital		308,561	308,561
Retained earnings		1,444,986	1,317,511
Total stockholders' equity		1,755,547	1,628,072
Total liabilities and stockholders' equity	$	2,075,940	1,968,502

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Income

For the Years Ended December 31, 2006 and 2005

		2006	2005
Revenue:			
Commissions income	$	1,650,646	2,091,538
Interest and dividends		29,739	24,560
Realized investment gain		90,963	20,198
Unrealized investment gain		80,186	84,183
Other income		94,162	50,884
Total revenue		1,945,696	2,271,363
Expenses:			
Operating and administrative		1,759,358	2,094,867
Depreciation		6,100	13,120
Total expenses		1,765,458	2,107,987
Income before income taxes		180,238	163,376
Income taxes:			
Current		25,500	17,000
Deferred		27,263	28,622
Total income taxes		52,763	45,622
Net income	$	127,475	117,754

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2006 and 2005

	Common Shares Issued and Outstanding		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	200,000	$	2,000	308,561	1,199,757	1,510,318
Net income for year					117,754	117,754
Balances at December 31, 2005	200,000		2,000	308,561	1,317,511	1,628,072
Net income for year					127,475	127,475
Balances at December 31, 2006	200,000	$	2,000	308,561	1,444,986	1,755,547

See accompanying notes to financial statements.

8

**Statements of Changes in Liabilities Subordinated
to Claims of General Creditors**

For the Years Ended December 31, 2006 and 2005

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

WEALTH MONITORS, INC.

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	127,475	117,754
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation		6,100	13,120
Deferred income tax expense		27,263	28,622
Net income taxes (paid) or refunds received		28,145	(109,875)
Current income tax expense		25,500	17,000
Change in current assets and liabilities:			
(Increase) decrease in:			
Marketable securities		(214,324)	(312,704)
Commissions receivable		20,750	22,820
Other receivables		(38,838)	40
Prepaid expenses		922	(276)
Increase (decrease) in:			
Accounts payable and other liabilities		(146)	3,219
Commissions payable		(59,124)	(32,244)
Net cash used by operating activities		(76,277)	(252,524)
Cash flows from investing activities:			
Purchase of plant and equipment		(5,402)	(12,528)
Net cash used by investing activities		(5,402)	(12,528)
Net decrease in cash		(81,679)	(265,052)
Cash and cash equivalents at beginning of year		229,939	494,991
Cash and cash equivalents at end of year	$	148,260	229,939

See accompanying notes to financial statements.

10

1)   **Description of Business and Summary of Significant Accounting Policies**

Description of Business
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Marketable Securities
Marketable securities consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statement.

Current and Deferred Income Taxes
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal Federal and state tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

2)   **Taxes**

The Company has recognized a deferred income tax liability related to the aggregate net unrealized excess of fair value over the cost of marketable securities held. The deferred tax liabilities are calculated based upon the expected income tax rates (federal and state) expected to be in effect when the gains on sale of securities would actually be realized and subjected to taxation.

The Company's effective income tax rates for the years ended December 31, 2006 and 2005 were 29% and 27%, respectively. These rates approximate the expected aggregate federal and state statutory income tax rates for the year.

3)   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2006, the Company had net capital of $ 1,372,154, which was $1,272,154 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

4)   **Lease Commitment**

The Company leases an office facility under a contract which obligates it to rental payments through February 2010. The Company's annual commitments for rental payments, by year until expiration of the lease, are as follows:

Year ending December 31		Amount
2007	$	44,382
2008		44,382
2009		44,382
2010		7,397

Rent paid under operating leases with terms longer than one year were $44,382 in 2006 and $31,465 for 2005.

5)   **Material Inadequacies**

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2006

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2006

Net Capital

Total stockholders' equity at December 31, 2006	$	1,755,547
Less ownership equity not allowable for net capital:		
Other receivables		41,582
Plant and equipment, net		799
Prepaid expense and deposit		12,457
		1,700,709
Haircuts on investments		328,555
Net capital	$	1,372,154

Aggregate Indebtedness

Total aggregate indebtedness	$	320,393

Computation of Basic Net Capital Requirement

Minimum net capital required	$	100,000
Excess of net capital	$	1,272,154
Ratio: aggregate indebtedness to net capital		.23 to 1

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2006

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2006)

Total ownership equity qualified for net capital per December 31, 2006, Part II A	$	1,744,552
Decrease in fixed assets		(4,922)
Decrease in net current income tax receivable		15,917
Total ownership equity qualified for net capital per December 31, 2006 audit report	$	1,755,547
Non-allowable assets per December 31, 2006 Part II A	$	73,290
Reclassification of income tax liability against income taxes receivable		(13,530)
Decrease in fixed assets		(4,922)
Non-allowable assets per December 31, 2006 audit report	$	54,838
Net capital, as reported in Company's Part II A	$	1,342,264
Decrease in haircut on investments		442
Increase in ownership equity qualified for net capital Per December 31, 2006 audit report		29,448
Net capital per December 31, 2006 audit report	$	1,372,154

WEALTH MONITORS, INC.

Schedule II

**Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission**

As of December 31, 2006

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

**INDEPENDENT ACCOUNTANTS' REPORT ON
INTERNAL ACCOUNTING CONTROL**

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cochran Head Vick & Co., P.A.

February 13, 2007

END